

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

Mauricio Gutierrez
President and Chief Executive Officer
NRG Energy, Inc.
910 Louisiana St.
Houston, TX 77002

      Re: NRG Energy, Inc.
          Form 10-K for the Fiscal Year ended December 31, 2020
          Filed March 1, 2021
          File No. 001-15891

Dear Mr. Gutierrez:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Energy & Transportation